

June 12, 2007

Via U.S. Mail and Facsimile

Donald R. Moody
Waller Lansden Dortch & Davis, LLP
511 Union Street, Suite 2700
Nashville, TN 37219

Re: Symbion Inc.
Schedule 13E-3 filed on May 30, 2007 by Symbion, Inc. *et al.*
File No. 5-80262

PREM14A filed on May 30, 2007 by Symbion, Inc.
File No. 0-50574

Dear Mr. Moody:

The staff in the Office of Mergers and Acquisitions has conducted a limited review of the filings listed above. We have generally limited the scope of our review to compliance with Rule 13e-3 and the disclosure requirements of Schedule 13E-3. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Note that all defined terms used in this letter have the same meaning as in the proxy statement filed by Symbion, Inc.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter with any questions.

Schedule 13E-3

1. In your response letter, tell us why you have not included Crestview Partners, LP's general partner, Crestview Partners GP, LP as a filing person on the Schedule 13E-3. Your analysis should describe the nature of the relationship between these entities and their assets and operations as separate entities, to the extent applicable.

PREM14A – General

2. Throughout the proxy statement, including in the letter to stockholders, you note that "a group of investors led by funds affiliated with Crestview" and certain members of management of Symbion will own the company going forward. Identify the funds affiliated with Crestview who will participate in this transaction and specifically describe their role (including equity ownership) going forward. In addition, in your response letter, tell us why such additional funds should not be filers on the Schedule 13E-3.

3. See our comment above. In several places throughout the proxy statement and letter to stockholders, you similarly note generally that "Crestview is considering the possibility of allowing other Symbion executives and employees" to become rollover investors. In your response letter, identify these additional possible participants in this going private transaction by name and position with Symbion. In addition, describe each person's possible equity interest going forward (as a percentage) and their anticipated position with Parent or its affiliates after the merger. Your analysis should indicate why you have not included such persons as filers on the Schedule 13E-3.

Summary Term Sheet – Share Ownership of Symbion Directors and Officers, page 3

4. Fill in the blanks in this section of the proxy statement, and throughout the disclosure document.

Questions and Answers about the Special Meeting and the Merger – What is the "marketing period"?, page 12

5. Update this information to disclose whether the "marketing period" has expired and when you expect it to commence with the furnishing of the data from Symbion. In addition, in your response letter tell us whether you intend to disclose the financial information Symbion will provide to Parent. We may have further comments.

Special Factors – Background of the Merger, page 15

6. Provide further details concerning the unsolicited offer to purchase the Company by a strategic investor in February 2006. Your expanded disclosure should specifically describe the price per share contemplated, the premium it represented to the then-current trading price of the shares, the form of the offer consideration, and any other material terms or contingencies associated with the offer. In addition, explain in detail why the discussions with this party terminated in March 2006.

7. Describe the "various strategic alternatives" for the Company considered by the board in April 2006.

8. In the second paragraph in this section, clarify whether Mr. Francis indicated in April 2006 that he was interested in participating in the purchase of Symbion in collaboration with the private equity firms he suggested that the Company contact.

9. Explain why the Company chose to explore a sale to a private equity versus a strategic buyer.

10. Explain why discussions with the Remaining Sponsor terminated in early December 2006.

11. Explain why the Company terminated discussions concerning its acquisition proposal to acquire a third party in November 2006. In addition, explain why the option of being an acquiror versus an acquiree was pursued for some period but was later dropped.

12. Summarize the special committee's consideration of alternatives for the Company.

13. On page 18, update the status of the "go-shop" process begun on April 24, 2007 and permitted under the merger agreement.

14. Specifically discuss how the special committee and the board considered the fact that Symbion's shares traded higher than the merger price during the second quarter of 2007 and traded significantly higher during most of 2006. How did these facts factors into both parties' fairness analyses?

Recommendation of the Special Committee and the Board of Directors; Reasons for Approval of the Merger, page 18

15. Summarize the "evolving industry trends and uncertainties, including the payor and reimbursement environment" which caused the special committee to conclude that the merger was a better alternative than remaining independent.

Summary of Financial Analyses, page 24

16. For the comparable public company analysis described on page 25, explain on what basis Bear Sterns divided the comparable companies into two sets, and describe the distinction between the two. That is, are the primary comparable companies deemed more like Symbion than those in the secondary grouping? If so, why?

Purpose and Reasons of the Buying Group for the Merger; Position as to Fairness, page 28

17. Did any member of the buying group or their affiliates retain a fairness advisor or other third party to prepare a report that is materially related to this transaction? If so, please provide the disclosure required by Item 1015 of Regulation M-A with respect to such third party and such report. In addition, file any written materials as an exhibit to the Schedule 13E-3.

18. Refer to the disclosure in the fourth bullet point in this section on page 28 of the proxy statement. Clarify the meaning of the language in parenthesis. That is, why did this lead to or support (or detract from) the buying group's fairness determination?

19. For both the members of the buying group and the Company, discuss the reasons for the structure and the timing of the transaction. See Item 1013(c) of Regulation M-A.

20. See our last comment above. Explain the reasons for electing the 30-day "go-shop" period after the signing of the merger agreement (versus waiting to sign the merger agreement until the possibility of alternative buyers had been explored). Explain the perceived advantages and disadvantages of this structure for the Company and unaffiliated shareholders. See Item 1013(c) of Regulation M-A.

Financial Projections, page 43

21. It does not appear that you have disclosed all of the projections provided by management to Bear Sterns. For example, the Bear Sterns report dated April 19, 2007 and filed as an exhibit to the Schedule 13E-3 lists much more extensive

projections, including two separate financial "case models": a base case and a growth case. Please revise this section to disclose all of the projections provided, including those referenced in the April 19, 2007 Bear Sterns report. Similarly, any additional projections provided to the buying group must be summarized here.

22. Summarize the material assumptions underlying these projections and any you add in response to the last comment above.

Selected Historical Financial Information, page 66

23. Provide the ratio of earnings to fixed charges data required by Item 1010(c)(4) of Regulation M-A.

Closing Comments

As appropriate, please amend your filing and respond to these comments promptly. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amended filings that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your revised materials and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filing to be certain that your filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to the transaction, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

• The filing person is responsible for the adequacy and accuracy of the disclosure in your filing;

• Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to your filings; and

• The filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please do not hesitate to contact me with any questions about the above comments or about your filings generally.


Sincerely,

Christina Chalk
Special Counsel
Office of Mergers and Acquisitions


cc: Patrick Dooley, Esq. (via facsimile at 212-872-1002)
       John D. Amorisi, Esq. (via facsimile at 212-450-6851)